FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Apr 10, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

SADIA S. A.
A Publicly-held Company - CNPJ/MF nº 20.730.099/0001-94

NOTICE OF THE GENERAL EXTRAORDINARY AND ORDINARY
SHAREHOLDERS' MEETINGS

The Shareholders of Sadia S.A. are invited to attend the General Extraordinary and Ordinary Shareholders Meeting to be held subsequently on April 26, 2006, at 9:00 a.m., at its main address at Rua Senador Attílio Fontana nº 86, located in Concórdia-SC, to discuss and make a resolution about the following Oder of Business and pertinent Instructions:

I – At the General Extraordinary Shareholders Meeting:
Appreciation of the Proposal submitted by the Board of Directors to amend the company's Bylaws due to the new procedure for the representation of preferred or minority shareholders in the election of a member for the Board of Directors, in view of the need to implement guidelines for the identification of possible conflicts of interest and other improvements oriented to ensure a sound corporate governance, particularly in relation to the following:

1 -
In Article 15: i) amendment to the wording of Paragraph 1, establishing that the election of Vice President(s) of the Board of Directors be also incumbent upon the general shareholders meeting; ii) deletion of the current Paragraph 2; iii) introduction of new paragraphs in this article, aiming to establish a procedure for the nomination of members for the Board of Directors and to define and resolve situations in which interests conflict with the company's interests;

2 -	In Article 16: Amendment to the heading of this article, changing the minimum frequency for holding the ordinary meetings of the Board of Directors, from monthly to quarterly;
3 -	Consolidation of the Bylaws: as a result of the amendments proposed herein.
II- At the General Ordinary Shareholders Meeting:
a)
submission of Management accounts; examination, discussion and voting of the financial statements for the year ended at 12/31/2005, accompanied by the opinions expressed by the Independent Accountants and by the Audit Committee;

b)	appropriation of net income for the year and validation of the distributed dividends;
c)
election of the members for the Board of Directors and establishment of the annual amount for Management compensation including the possibility of shareholders being entitled to exercise the powers described in paragraphs 4, II or 5 of article 141 of Law No. .6404/76, introduced by Law No. 10303, dated 10/31/2001;

d)	election of sitting and deputy members of the Audit Committee and establishment of their fees.
General Instructions:
1.
Pursuant to the Brazilian Securities Exchange Commission - CVM Instruction No. 165, dated 12/11/1991, article 3, with the amendment introduced by CVM Instruction No. 282, dated 06/26/1998, article 1, the minimum percentage of interest in the voting capital to apply for the adoption of multiple vote in the election of members for the Board of Directors is five percent (5%)

2.
Proxies for the general shareholders meeting will be received by the São Paulo Administrative Center located at Rua Fortunato Ferraz, No. 365, 2º andar, Vila Anastácio -São Paulo-SP, Investors Relations Management, up to 05:00 p.m. of 04/20/2006.

3.
In compliance with paragraph 3 of article 135, of Law 6404;76, the documentation relating to the matters to be appreciated at the general extraordinary and ordinary shareholders meetings is at the disposal of the shareholders at the company's main address and in the following site: www.sadia.com.br.

São Paulo-SP, April 10, 2006 WALTER FONTANA FILHO CEO of the Board of Directors